

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2012

Via E-mail
Mr. David P. Carlson
Chief Financial Officer
LaCrosse Footwear, Inc.
17634 NE Airport Way
Portland, OR 97230

> **Re:**   **LaCrosse Footwear, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 2, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2012**
> **File No. 0-23800**

Dear Mr. Carlson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis . . . , page 19

Results of Operations, page 20

Consolidated Net Sales, page 20

1.   Where you identify multiple factors that contributed to a change in your results of operation, in future filings, please quantify each contributing factor so an investor may assess the materiality of each factor. For example, on page 20 you disclose that your sales to the work market were down 19% in 2011 as compared to 2010. Your disclosure attributes the decline to decreased sales to the U.S. government and associated suppliers and your exit of the commodity apparel business, but you do not quantify how much each

factor contributed to the 19% decline. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K. Please address this comment with respect to each reporting period.

Liquidity and Capital Resources, page 22

2.   In future filings, please disclose the financial covenants to which you are subject under your line of credit with Wells Fargo.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

3.   We note your statement on page 15 that you strive to benchmark total compensation at approximately 100% of the "relevant market average." With a view toward future disclosure, please explain to us what constitutes the "relevant market average" considering that your review of compensation data appears to include broad-based third party surveys as well as targeted groups of non-durable goods manufacturing companies on a local and nation-wide basis. To the extent that you have utilized compensation data of other companies to provide you with a framework for your compensation decisions, your disclosure should identify, by name, the companies that comprise the group to which you benchmark compensation as well as how actual 2011 compensation compared to the benchmark. Please advise. Refer to Item 402(b)(xiv) of Regulation S-K. For additional guidance, see Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations found on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Dickerson at (202) 551-3749 or Era Anagnosti at (202) 551-3369 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief